Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	MAY 10, 2017
Management’s Discussion and Analysis
This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended March 31, 2017 (“Q1 2017” or the “Quarter”).  It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the quarter ended March 31, 2017 (“the Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  In this MD&A, the terms “Caledonia”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.
Note that all currency references in this document are to US Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations at the Blanket Gold Mine, Zimbabwe
4.1.	Safety, Health and Environment
4.2.	Social Investment and Contribution to the Zimbabwean Economy
4.3.	Gold Production
4.4.	Underground
4.5.	Metallurgical Plant
4.6.	Production Costs
4.7.	Capital Projects
4.8.	Indigenisation
4.9.	Opportunities and Outlook
5.	Exploration and Project Development
5.1.	Blanket Exploration
5.2.	Blanket Satellite Prospects
6.	Investing
7.	Financing
8.	Liquidity and Capital Resources
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies
10.	Non-IFRS Measures
11.	Related Party Transactions
12.	Critical Accounting Policies
13.	Financial Instruments
14.	Dividend Policy
15.	Management
16.	Securities Outstanding
17.	Risk Analysis
18.	Forward-Looking Statements
19.	Controls
20.	Qualified Person

1.	OVERVIEW
Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Unaudited Condensed Consolidated Interim Financial Statements, accordingly operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified.  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange (symbol - “CAL”), on London’s AIM (symbol - “CMCL”) and are also traded on the American OTCQX (symbol - “CALVF”).

2.	HIGHLIGHTS
	Q1 2016	Q1 2017	Comment
Gold produced (oz)	10,822	12,794	Increased production due to increased tonnes milled, higher grade and improved recoveries
On-mine cost per ounce ($/oz)[1]	689	659	Lower cost per ounce as fixed costs are spread across increased production ounces
All-in Sustaining Cost ($/oz) (“AISC”)	956	857	Lower cost per ounce due to lower on-mine cost, the export incentive credit and lower sustaining capital expenditure, offset by the higher share-based payment expense
Average realised gold price ($/oz)	1,166	1,213	Increased realised gold price reflects the increase in gold prices
Gross profit [2]	3,888	5,646	Increased gross profit due to higher sales, higher realised gold price and lower costs per ounce
Net profit attributable to shareholders	543	2,338	Increased profit attributable to shareholders due to higher gross profit, the export incentive credit and the elimination of the hedging costs incurred in Q1 2016
Adjusted basic earnings per share (“EPS”)[3] (cents)	2.7	5.3	Increased adjusted earnings per share due to higher attributable profit
Net cash and cash equivalents	8,841	11,722	Increased cash due to increased operating cashflows, offset by increased working capital, particularly prepayments for capital goods, and continued high levels of investment
Cash from operating activities	1,749	1,779	Cash from operating activities benefitted from higher profit but was adversely affected by increased working capital and higher tax payments

Production
12,794 ounces of gold were produced during the Quarter, representing an 18 % increase on the gold produced in Q1 2016 (the “comparable quarter”).  Production for the Quarter was approximately 6% lower than the record production in Q4 2016, which is in line with the historical production profile at Blanket Mine, which typically experiences slightly lower production rates in the first quarter of each year due to holidays and mine scheduling.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.
3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Notwithstanding the improvements in underground tramming capacity that were completed in June 2016 and the two extra silos and the extra loop around 4 shaft which have been operational since the end of Q1 2017, Blanket has not been able to transport the volume of material that is necessary to achieve the target of 60,000 ounces of gold in 2017 whilst maintaining the rate of capital development that is necessary to achieve future production goals of 80,000 ounces per year by 2021.  Accordingly, on May 9, 2017 Caledonia announced that, in the long term interests of the business, the 2017 production target should be reduced so that the required development can be done, thereby safeguarding future production.  The revised production target for 2017 is between 52,000 and 57,000 ounces of gold.

Dividend Policy
On November 25, 2013 Caledonia announced a dividend policy in terms of which it paid a dividend of 6 Canadian cents per share in 2014, split into 4 quarterly payments of 1.5 Canadian cents per share.   Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States dollars, the quarterly dividends that were paid from January 2016 were declared as 1.125 United States cents.
On July 5, 2016 Caledonia increased the quarterly dividend to 1.375 United States cents per share, which was paid at the end of July 2016, equivalent to 5.5 United States cents per annum.  Further dividends of 1.375 United States cents were paid at the end of October 2016 and January and April 2017.  The increased quarterly dividend of 1.375 United States cents is Caledonia’s current dividend policy which it is currently envisaged will be maintained.

Director and Management Appointments
On January 19, 2017 Mr Adam Chester was appointed as Company Secretary, General Counsel and Head of Risk and Compliance.   Paul Matthews took over from Dr Trevor Pearton as the Corporation’s qualified person.

Export Incentive Credit
In May 2016 the Reserve Bank of Zimbabwe (“RBZ”) announced an export incentive scheme (the “scheme”) to encourage increased gold production and thereby increase the quantity of gold available for export from Zimbabwe.  Blanket receives 3.5% of the sale proceeds of its gold sales, which resulted in other income of $576,000 in the Quarter (2016: nil).

Strategy and Outlook
Caledonia’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration. Caledonia’s board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.

3. SUMMARY FINANCIAL RESULTS
The table below sets out the consolidated profit and loss for the quarter ended March 31, 2017 and 2016 prepared under IFRS.
Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income ($’000’s)
	3 months ended March 31
	2017	2016

Revenue	16,449	13,423
Royalty	(823)	(672)
Production costs	(9,098)	(8,042)
Depreciation	(882)	(821)
Gross profit	5,646	3,888
Other income	644	56
Administrative expenses	(1,441)	(1,437)
Foreign exchange gain/(loss)	(64)	28
Cash settled share based payment	(410)	(90)
Margin call on gold hedge	-	(435)
Operating profit	4,375	2,010
Net finance cost	(7)	(36)
Profit before tax	4,368	1,974
Tax expense	(1,460)	(1,126)
Profit for the period	2,908	848

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	73	104
Total comprehensive income for the period	2,981	952

Profit attributable to:
Shareholders of the Company	2,338	543
Non-controlling interests	570	305
Profit for the period	2,908	848

Total comprehensive income attributable to:
Shareholders of the Company	2,411	647
Non-controlling interests	570	305
Total comprehensive income for the period	2,981	952

Earnings per share (cents)
Basic	4.3	1.0
Diluted	4.3	1.0
Adjusted earnings per share (cents) (i)
Basic	5.3	2.7

(i)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures

Revenues in the Quarter were 22.5% higher than Q1 2016 due to a 17.8% increase in ounces sold from 11,498 ounces in Q1 2016 to 13,548 ounces in the Quarter and a 4.0% increase in the average realised price of gold from $1,166 per ounce in Q1 2016 to $1,213 per ounce in the Quarter.  Sales in the Quarter include 754 ounces of work-in-progress brought forward from December 2016 (767 ounces in Q1 2016).  The royalty rate payable to the Zimbabwean government was unchanged at 5%.

Production costs increased by 13.1% due to increased production and sales.  The on-mine cost per ounce of gold sold in the Quarter fell by 4.4% compared to the comparable quarter and the all-in sustaining cost per ounce of gold sold fell by 10.4%.  Costs are discussed further in Section 4.6 of this MD&A.
Notwithstanding the continued investment in fixed assets in terms of the Investment Plan, the depreciation charge was only 7.4% higher than the comparable quarter because depreciation of the capital investment in the Central Shaft will only commence when production from Central Shaft commences in 2018.
Other income includes the export incentive credit of $576,000 (2016; nil) received from the Government of Zimbabwe.  In terms of the scheme, Blanket receives an export incentive credit to the value of 3.5% of its gold sales, which is paid in US dollars. The export incentive credit is recognised in the profit and loss as “Other Income – Government Grant” on a receivable basis.
Administrative expenses were broadly unchanged compared to the comparable quarter. Administrative expenses in the Quarter include employee costs of $667,000, which increased by 54% from $433,000 in the comparative period.  The increase in employee costs was partly due to the strengthening of the South African rand against the US dollar, which increased the dollar cost of the South African employees notwithstanding a 14% reduction in the rand-denominated employee cost.  Increased employee costs also reflects the strengthening of the head office team following the relocation to Jersey in March 2016.  The development of in-house legal and corporate development capacity contributed to the reduction in professional consulting fees from $318,000 in Q1 of 2016 to $62,000 in the Quarter.  Travel costs increased from $76,000 in the comparative quarter to $149,000 mainly due to the cost of contractors travelling to Blanket Mine.
Foreign exchange movements in the profit and loss relate to gains and losses arising on US dollar-denominated cash balances and inter-company loans which are held by CMSA (which has the South African rand as its functional currency) and rand-denominated intercompany loans which are held by the Company.
The cash-settled share-based payment expense for the Quarter comprises an accrual for a payment which is expected to arise from the Long-Term Incentive Plan (“LTIP”) awards which were made in the Quarter and in previous quarters to certain executives in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”).  To avoid equity dilution for shareholders, RSUs and PSUs will be settled in cash, reflecting the prevailing Company share price at the maturity of the award and no shares will be issued as a result of the LTIP awards.  The LTIP charge in the Quarter was $410,000 (2016; 90,000).  The charge reflects a combination of factors, the most significant of which is the effect of the change in the Company’s share price which increased from $1.10 on December 31, 2016 to $1.39 on March 31, 2017.  Other factors which influence the LTIP charge (or credit) include the increase in the number of RSUs due to the re-investment of attributable dividends and the erosion of the time period until vesting.  Further information on the calculation of the charge is set out in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.
The tax expense comprises $760,000 of Zimbabwean income tax on the profits at Blanket, $466,000 of deferred tax at Blanket due to the difference between the accounting tax treatments of capital investment, $148,000 of Zimbabwean withholding tax on the payment of management fees from Blanket to Caledonia Mining South Africa (Pty) Ltd (“CMSA”) and $86,000 of South African income tax on inter-company profits at CMSA.
The non-controlling interest is 16.2% of the net profit of Blanket which is attributable to Blanket’s Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation.  This is explained in Note 5 of the Unaudited Condensed Consolidated Interim Financial Statements.
The adjusted earnings per share is a non-IFRS measure which reflects Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses and non-cash items such as the charges for deferred tax.. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Risks that may affect Caledonia’s future financial condition are discussed in Section 17 of the MD&A.
The table below sets out the consolidated statements of cash flows for the quarters to March 31, 2017 and 2016 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended March 31
	2017	2016
Cash flows from operating activities
Cash generated from operations	2,415	1,933
Net interest paid	(1)	(36)
Tax paid	(635)	(148)
Net cash from operating activities	1,779	1,749

Cash flows from investing activities
Acquisition of Property, plant and equipment	(3,296)	(3,304)
Proceeds from property, plant and equipment	-	56
Net cash used in investing activities	(3,296)	(3,248)

Cash flows from financing activities
Dividends paid	(725)	(598)
Repayment of term loan facility	(375)	-
Share issued	-	58
Net cash used in financing activities	(1,100)	(540)

Net decrease in cash and cash equivalents	(2,617)	(2,039)
Effect of exchange rate fluctuations on cash held	4	-
Cash and cash equivalents at beginning of the period	14,335	10,880
Cash and cash equivalents at end of the period (net of overdraft)	11,722	8,841
Cash generated from operating activities is analysed in Note 12 to the Unaudited Condensed Consolidated Interim Financial Statements.  Cash generated by operations before working capital changes was $5,332,000, 57% higher than the comparative quarter due to the increased number of ounces of gold sold, the higher average realised gold price and the lower cost per ounce.  Changes in revenues and operating costs are discussed above in the discussion of the consolidated profit and loss.  The charge of $410,000 in respect of the share based expense arising from the LTIP awards is added back to operating profit as this is not a cash expense in the Quarter.
Working capital increased in the Quarter by $285,000 (Q1 2016: working capital reduced by $1,064,000).  The increase was in part due to the normal settlement pattern for bullion sales:  the bullion receivable increased by $1,608,000 in the Quarter, all of which was received shortly after the end of the Quarter.  Working capital was also adversely affected by the $804,000 reduction in trade and other payables, due to the improvement in Blanket’s ability to make creditor payment outside Zimbabwe.
Net investment in property, plant and equipment in the Quarter was $3,296,000 in terms of the Investment Plan, which is discussed further in Section 4.7 of this MD&A and in sustaining capital investment.
The dividends paid in the Quarter relate to the quarterly dividend paid by Caledonia on January 29, 2017. Dividend payments in the Quarter were higher than in the comparable quarter due to the increase in the quarterly dividend from 1.125 cents per share to 1.375 cents per share with effect from July 2016, and a small increase in the number of shares in issue following the exercise of options in 2016.  No dividends were paid in the Quarter or in the comparable quarter by Blanket so that all cash generated by Blanket can be used to fund the Investment Plan as described in Section 4.7 of the MD&A.

Gross cash at March 31, 2017 was $11,852,000 of which $1,527,000 was held by Blanket as part of its normal working capital, $5,634,000 was held by CHZ, a wholly owned subsidiary of the Company, in Zimbabwe, and the balance was held primarily in the UK and Jersey.  As at April 30, 2017, the cash held by CHZ in Zimbabwe had reduced to to $3.75 million at the date of publication of the MD&A.
The table below sets out the consolidated statements of Caledonia’s financial position at March 31, 2017 and 2016 prepared under IFRS.
Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	March 31
		2017	2016
Total non-current assets		67,399	51,762
Inventories		7,312	6,921
Prepayments		2,072	433
Income tax receivable		-	397
Trade and other receivables		4,592	4,568
Cash and cash equivalents		11,852	13,514
Total assets		93,227	77,595
Total non-current liabilities		22,071	15,090
Current portion of term loan facility		1,483	-
Trade and other payables		7,273	6,930
Income taxes payable		697	129
Bank overdraft		130	4,673
Total liabilities		31,654	26,822
Total equity		61,573	50,773
Total equity and liabilities		93,227	77,595
Non-current assets increased due to the continued investment in terms of the Investment Plan and investment to sustain existing operations.
Prepayments represents deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course.
Trade and other receivables are analysed in note 11 to the Condensed Consolidated Interim Financial Statements and include $2.7 million (March 31, 2016; $2.2 million) due from Fidelity in respect of gold deliveries immediately prior to the close of business on March 31, 2017 and $1.2 million (March 31, 2016; $1.3 million) due from the Zimbabwe government in respect of VAT refunds.  The amount due from Fidelity was received in full in April 2017 and the outstanding balance at March 31, 2017 reflects a normal balance in the context of the timing of bullion shipments to Fidelity and payments from Fidelity for bullion received.  The amount due in respect of the VAT refunds was within the agreed terms and part of this amount was received in April.
In October 2016 Blanket converted the $5 million overdraft facility into a $3 million two-year term loan and a $2 million overdraft facility.  The overdraft facility was drawn as to $130,000 at March 31, 2017.
The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited interim financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	June 30, 2015	Sept30, 2015	Dec 31, 2015	Mar 31, 2016	June 30, 2016	Sept 30, 2016	Dec 31, 2016	Mar 31 2017
Revenue from operations	12,212	12,096	11,753	13,423	15,681	17,637	15,251	16,449
Profit/(loss) attributable to owners of the Company	324	1,694	1,207	543	3,607	1,118	3,258	2,338
Earnings/(loss) per share – basic (cents)	0.4	2.6	3.6	1.0	6.7	2.0	6.1	4.3
Earnings/(loss) per share – diluted (cents)	0.4	2.6	3.6	1.0	6.7	1.9	6.2	4.3
Cash and cash equivalents (net)	19,170	14,653	10,880	8,841	10,581	12,390	14,335	11,722

The quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation. Significant changes relating to prior quarters are discussed in the relevant MD&A’s and financial statements.
4. OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE
4.1	Safety, Health and Environment (“SHE”)
The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017
Fatal	1	0	0	0	0	0	0	0
Lost time injury	1	2	2	2	0	1	3	0
Restricted work activity	12	8	6	6	4	6	4	12
First aid	4	1	7	4	2	2	0	1
Medical aid	1	1	0	1	5	2	1	6
Occupational illness	0	0	0	0	0	0	0	1
Total	19	12	15	13	11	11	8	20
Incidents	6	18	15	13	9	10	10	10
Near misses	5	4	5	9	5	6	2	4
Disability Injury Frequency Rate	0.46	0.46	0.44	0.44	0.00	0.20	0.55	0.00
Total Injury Frequency Rate	4.41	2.73	3.32	2.87	2.30	2.16	1.46	3.51
Man-hours worked (thousands)	861	878	904	906	957	1,019	1,093	1,140
Total injuries in the quarter increased to 20 compared to 8 in the previous quarter.  This increase is partly due to the number of new employees in the Quarter.  This area is attracting the urgent attention of management: measures that have been taken include improved supervision, retraining of front-line supervisors and the rigorous re-orientation of new employees who may be un-accustomed to Blanket’s safety culture.

4.2 Social Investment and Contribution to the Zimbabwean Economy
Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2012	416	3,000	20,569	23,985
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,376
Year	2016	12	-	10,637	10,649
Quarter 1	2017	5	-	2,945	2,950

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 8 quarters, the years 2014, 2015 and 2016  and April 2017 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2014	390,735	3.55	93.4	41,771
Quarter 1	2015	104,755	3.19	92.7	9,960
Quarter 2	2015	103,551	3.35	93.3	10,401
Quarter 3	2015	116,694	3.14	92.7	10,927
Quarter 4	2015	115,079	3.34	93.1	11,515
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
April	2017	47,892	2.98	93.0	4,267

Tonnes milled and grade in the Quarter are discussed in Section 4.4 of this MD&A; gold recoveries in the Quarter are discussed in Section 4.5 of this MD&A.

4.4	Underground
Tonnes milled in the Quarter were 8.5% higher than the comparative quarter but 12.6% lower than the preceding quarter.  Tramming capacity on 22 Level (750 metres below surface) has improved following the completion of the tramming loop in mid-2015, which is part of the Investment Plan at Blanket and which is discussed further in sections 4.7 and 4.9 of this MD&A. Nevertheless, the haulage on 22 Level is still very congested due to the increased volume of ore and waste which is produced and also the need to transport an increased amount of materials e.g. parts for the conveyor systems that are currently being installed in the declines.  Management is evaluating measures to alleviate some of the remaining logistical constraints, but it should be recognised that until the Central Shaft is commissioned in the second half of 2018, production will continue to be constrained by logistical challenges on 22 Level.
Production was also adversely affected in the Quarter due to the continued instability in the ZESA power supply, equipment breakdowns due to the excessive rains in the early part of 2017 and by the increased incidence of very large rocks from the new mining areas in the decline developments which clogged the grizzlies at the underground ore storage silos and resulted in a build-up of stockpiles in the stopes.  Equipment to regulate the incoming electricity supply has been purchased and is currently being installed.  Management has applied modifications to the blasting practices and has improved the supervision of the night shift tramming, which appear to have improved the situation regarding the incidence of large rocks.
Notwithstanding the improvements in underground tramming capacity, Blanket has not been able to transport the volume of material that is necessary to achieve the target of 60,000 ounces of gold in 2017 whilst maintaining the rate of capital development that is necessary to achieve future production goals of 80,000 ounces per year by 2021.  On May 9, 2017 Caledonia announced that, in the long term interests of the business, the 2017 production target should be reduced so that the required development can be done, thereby safeguarding future production.  Production guidance for 2017 has therefore been reduced from approximately 60,000 ounces of gold to a range of 52,000 ounces to 57,000 ounces of gold.   The outlook for Caledonia, including production and earnings guidance for 2017, is discussed further in Section 4.9.

4.5 Metallurgical Plant
Plant throughput in the Quarter was 63.6 tonnes per hour (“tph”) compared to 65.8 tph in the preceding quarter, the reduction being due to lower mine production as discussed in Section 4.4
Plant recovery in the Quarter was 93.7% compared to 92.8% in the preceding quarter and the planned level of 93.5%.   Recoveries improved due to the improved head grade which increased from 3.21 g/t in the previous quarter to 3.42 g/t in the Quarter.

4.6	Production Costs
A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter and the comparative quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:
i.
On-mine cost per ounce[1], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.
All-in sustaining cost per ounce[4], which shows the on-mine cost per ounce plus royalty paid, Share-based payment expenses, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and St. Helier), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment) less silver by-product revenue; and

iii.
All-in cost per ounce[4], which shows the all-in sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to March 31
	2016	2017
On-mine cost[4]	689	659
All-in sustaining cost per ounce[4]	956	857
All-in cost per ounce[4]	1,182	1,070

Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty.  A reconciliation of costs per ounce to IFRS production costs is set out in Section 10.
On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance.  Blanket did not experience significant inflationary pressure on input costs.  The 4.4% reduction in the On-mine cost per ounce from $689 per ounce to $659 per ounce is due to the fixed cost component of on-mine costs being spread across the increased number of ounces sold.  This effect was offset somewhat by increased fixed consumable costs due to increased engineering maintenance and service costs which was due to, inter alia, increased pumping costs due to the exceptionally heavy rainfall in the Quarter, longer underground tramming distances which necessitated increased battery costs and the repair of a crusher which suffered mechanical breakdown.

4 On mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures.  Refer to Section 10 for a reconciliation of these amounts to IFRS

All-in sustaining costs per ounce decreased by 10.4% in the Quarter compared to Q1 2016 and reflects the lower on-mine cost per ounce, the export incentive credit (which did not exist in the comparable quarter) and reduced sustaining capital investment, offset by a higher share-based payment expense.
All-in costs include investment in expansion projects which remained at high level in the Quarter due to the continued investment in Blanket’s capital projects, which are discussed in section 4.7 of this MD&A.  Investment in expansion projects in Q1 2017 was $211 per ounce of gold sold compared to $222 in the comparative quarter.

4.7 Capital Projects
The main focus of the capital projects is on development and deep drilling exploration to increase mining flexibility and extend the life of mine.
Following completion of the No. 6 Winze in Q1 of 2016, the main capital development project is the Central Shaft, which is the remaining component of the Investment Plan and is discussed in Section 4.9 of this MD&A.  The shaft is being sunk in one single phase from surface to 1,080 metres.  The estimated completion date of the shaft is mid-2018; first production from the Central Shaft is expected shortly thereafter as pre-development in the initial areas to be mined will be effected via the No. 6 Winze, the AR South Decline and a planned further decline into AR Main  (the “AR Main Decline”).  Permanent sinking of the Central Shaft commenced in May 2016 and the shaft was 750 metres below datum as at April 30, 2017 and has intersected the haulage on 750 Level.  Work on the Central Shaft was adversely affected in the Quarter by frequent power interruptions due to the unstable ZESA supply.  However, additional stand-by generators have been purchased for the Central Shaft and equipment to regulate the incoming power supply has been purchased and is being installed.  Notwithstanding these difficulties, the Central Shaft remains on track in terms of the timing and capital costs.
Other capital projects include:
•
Work to upgrade the gravity plant commenced in the quarter and is approximately 70% complete.  This work involves the installation of a third Knelson Concentrator and feed screen, a new secondary feed screen, new secondary mill cyclone feed pumps and a new Gemini table;

•
The AR South decline from 750 metres to 780 metres was completed in 2016 and was equipped with a conveyor belt to move ore and waste.  The conveyor is expected to be commissioned in the second quarter of 2017;

•
Development has commenced for a second decline at the AR Main ore body (the “AR Main decline”) which is planned from 750 metres to 780 metres and will further accelerate access to resources below 750 metres;

•
At No. 6 Winze, three haulages are being developed on 26 level:  a haulage to link the Blanket section to AR South was advanced 45 metres in the Quarter; haulages to both the Blanket 2 and Blanket 4 orebodies advanced 44 metres in the Quarter and work on these haulages continues;

•	On 22 level a further extension to the tramming loop was finished, which completed the loop round all the grizzlies on 22 level and has helped to de-congest this area; and
•	On 22 level the Eroica extraction haulage was advanced 74 metres in the Quarter (Q4, 2016: 50 metres) and is planned to handle ore mined above this level.
The estimated cost of the Investment Plan as announced in November 2014 was approximately $43 million (excluding sustaining capital expenditure), the main components of which were the Central Shaft and related infrastructure.  Cost savings that have been realised in some areas (notably the purchase of the winders) have been partially offset by additional expenditure in other areas, such as the need for additional generating capacity at Central Shaft and surge protectors to obviate the deterioration in the incoming ZESA supply.

4.8 Indigenisation
Transactions that implemented the indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders.  Blanket suspended dividend payments in 2015 until July 31, 2016 in order to fund the capital projects provided under the Investment Plan as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders were also suspended.  During this period, there was a moratorium on the interest roll-up on the outstanding facilitation loans.   The interest moratorium had no effect on either Caledonia’s cash receipts or its reported earnings as interest on the facilitation loans is not recognised in Caledonia’s financial statements.
On August 1, 2016 Blanket declared a dividend of $2 million as a result of which repayments of the facilitation loans re-started and the interest moratorium was lifted.  80% of the dividends paid to the indigenous Zimbabwean shareholders who hold 41% of Blanket are used to pay interest and make capital repayments on the facilitation loans. The outstanding balance of the facilitation terms as at March 31, 2017 was $32.32 million (2016; $31.46 million).  The dividends attributable to GCSOT, which holds 10% of Blanket will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $3.3 million at March 31, 2017 (2016; $3.0 million).
The vendor facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

4.9 Opportunities and Outlook
Investment Plan to Increase Production
On November 3, 2014 Caledonia announced the Investment Plan and production projections for the Blanket Mine.  The objectives of the Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a tramming loop, deepening the No.6 Winze and sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters. As discussed in Section 4.7, implementation of the Investment Plan is proceeding on schedule and within budget: the tramming loop and the sinking of the No. 6 Winze were both completed slightly ahead of target and work on the Central Shaft is proceeding according to plan.
In addition to the projects that form the Investment Plan, Blanket has also completed Phase 1 of the AR South decline which gives access to the AR South ore body below 750 metres.  The AR South Decline is currently being extended to 870 metres as described in Section 4.7.  Work has also commenced on the AR Main decline, which will give early access to the AR Main ore body below 750 metres.
Production Guidance
As discussed in Section 4.4 of this MD&A, on May 9, 2017, due to continued logistical constraints underground, the Company revised its production guidance for 2017 from approximately 60,000 ounces of gold to between 52,000 and 57,000 ounces of gold.  This is forward looking information as defined by National Instrument 51-102.  Refer to Section 18 of the MD&A for further information on forward looking statements.
Cost Guidance
The successful implementation of the Investment Plan is expected to result in reduced costs per ounce of gold produced as the fixed costs at Blanket and Caledonia are spread across higher production.  Prior to the announcement on May 9, 2017 of the revised 2017 production target of between 52,000 and 57,000 ounces of gold, estimated on-mine costs1 (i.e. labour, consumables, electricity and other on-mine costs) for 2017 were $600 to $630 per ounce and estimated all-in sustaining costs5 for 2017 were $810 to $850 per ounce.  Under the revised production guidance, estimated on mine costs for 2017 are $615 to $645 per ounce and estimated all in sustaining costs per ounce are $820 to $860 per ounce.

5 On mine cost per ounce, all-in sustaining cost per ounce and adjusted earnings per share are non-IFRS measures.  Refer to Section 10 for a reconciliation of these amounts to IFRS

Earnings Guidance
On January 11, 2017 Caledonia advised shareholders by way of a press release (available at www.sedar.com) that taking into account the production and cost guidance set out above and assuming a gold price of $1,275 per ounce (such gold price being used by Edison Investment Research Limited, who have prepared paid-for research on the Company), earnings per share for 2017 are anticipated to be approximately 34 cents.   The main assumptions used by Edison are a forecast gold price of $1,275 per ounce and the 2017 production guidance of approximately 60,000 ounces.  Following the announcement of revised 2017 production guidance on May 9, and assuming the third-party gold price forecast of $1,275 per ounce for the remainder of 2017, Caledonia revises its earnings guidance for 2017 to between 24 cents and 31 cents per share.
Exploration
Caledonia intends to continue its exploration efforts at the Blanket Mine as discussed in Section 5.1 of the MD&A.  Further information on Blanket’s exploration is set out in Section 5 of this MD&A.
Strategy
Caledonia’s strategic focus is on implementing the Investment Plan at Blanket on schedule and within budget.  Caledonia’s board and management believe the successful implementation of the Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.

5     EXPLORATION AND PROJECT DEVELOPMENT
Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1 Blanket Exploration
5,652 meters were drilled in the Quarter compared to 4,308 metres in Q4 of 2016 and 6,147 metres in the comparable quarter.  The metres drilled in the Quarter was adversely affected by the planned servicing of one machine and the breakdown of a second machine.  Drilling in the Quarter was targeted at Blanket, AR Main and AR South between 750 metres and 1,000 metres.
The focus of the deep drilling in 2017 has moved to AR South where only very limited drilling below 22 level has been carried out to date. The geometry of the orebody with an East-West limb and a North-South limb necessitates the development of two sets of drilling infrastructure from which to drill and evaluate the depth extensions of the two limbs.  The first drill chamber on the East-West limb was completed in the Quarter; an additional chamber on the North-South limb is expected to be completed in the second quarter of 2017.
A surface drilling programme is underway to investigate “near mine” targets and their potential with the aim of scoping out new resources within easy reach of Blanket Mine plant. Initial drilling has been carried out along the northern strike of Lima, at Old Lima and Smiler.  Drilling in the Quarter was focussed on the Jean prospect which is adjacent to Sabiwa and is located between Blanket and neighbouring Vubachikwe Mine to the south.  Drilling in the second quarter of 2017 will be focussed at Jean and Sabiwa.  Consolidation of results and geological interpretation of drilling to date is currently underway.

5.2 Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 93 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration, i.e. the Satellite Prospects.
Blanket’s main exploration efforts on the satellite properties were focused on the GG and the Mascot exploration prospects which, based on past production records, were believed to have the greatest potential.  Due to the continued high level of capital investment in terms of the Investment Plan and Blanket’s limited funding capacity, exploration and metallurgical evaluation work at GG and Mascot was suspended in the preceding quarter and resources were re-deployed at Blanket at the AR South decline and re-opening the Sheet ore body where it is expected there will be better returns on the capital investment.   Work is expected to resume on the GG and Mascot prospects when Blanket has excess capital.

6.	INVESTING
An analysis of investment in the Quarter and the Years 2015 and 2016 is set out below.
	2015 Year	2016 Year	2017 Q1
Total Investment	16,567	19,159	3,370
Blanket	16,567	19,146	3,370
Other	-	13	-
All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7.	FINANCING
Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the Quarter and none is currently planned.  Blanket has an unsecured $2 million loan facility in Zimbabwe which is repayable on demand.  At March 31, 2017 the facility was drawn as to $130,000.  In October 2016 Blanket drew down a $3 million two-year term facility of which $2.675 million remained payable as at March 31, 2017.

8.	LIQUIDITY AND CAPITAL RESOURCES
An analysis of Caledonia’s capital resources as at March 31, 2017 and each of the preceding 5 quarters is set out below.
Liquidity and Capital Resources ($’000’s)
As at	Dec 31 2015	Mar 31 2016	June 30 2016	Sept 30 2016	Dec 31 2016	Mar 31 2017
Overdraft	1,688	4,673	-	1,549	-	130
Term facility	-	-	-	-	2,987	2,676
Cash and cash equivalents in the statement of cashflows (net of overdraft)	10,880	8,841	10,581	12,390	14,335	11,722
Working capital	15,165	14,101	15,708	14,682	15,960	16,245
Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A.  The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand. The term facility is held by Blanket with a Zimbabwean bank, is secured and has a two-year term with equal quarterly repayments.  The Company’s liquid assets as at March 31, 2017 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

There are no off balance sheet arrangements apart from the facilitation loans of $36,6 million which are not reflected as loans receivable for IFRS purposes (refer to Note 5 of the Unaudited Condensed Consolidated Interim Financial  Statements).  The company has the following contractual obligations at March 31, 2017.
Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	7,273	-	-	-	7,273
Provisions	-	-	-	3,474	3,474
Capital expenditure commitments	1,300	-	-	-	1,300
In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $14.9 million between April, 2017 and December 2017 which is not yet committed and a further $20 million in the years 2018 to 2020, which is also uncommitted.  The committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the Revised Investment Plan which are discussed in Sections 4.7 and 4.9 of this MD&A.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility.  Caledonia has no obligations in respect of capital or operating leases. As of March 31, 2017, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines6 – if and when those mines are permanently closed – at an estimated discounted cost of $3.5 million

10.	NON-IFRS MEASURES
Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1 Cost per ounce
Non-IFRS performance measures such as “On-Mine Cost per ounce”, “All-in Sustaining Cost per ounce” and “All-in Cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “On-mine Cost per ounce”, “All-in Sustaining Costs per ounce” and “All-in Cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of IFRS Production Cost to Non-IFRS Cost per ounce
($’000’s unless otherwise indicated)	3 Months to March 31
	2016	2017
Production cost (IFRS)	8,042	9,098
Less exploration and site restoration costs	(92)	(106)
Other cost and intercompany adjustments	(26)	(65)
On-mine production cost	7,924	8,927
Gold sales (oz)	11,498	13,548
On-mine cost per ounce ($/oz)	689	659

Royalty	672	823

6 Eersteling Mine is a South African gold property, which has been held on care and maintenance for several years.

Export incentive	-	(576)
Exploration, remediation and permitting cost	73	80
Sustaining capital development	817	528
Administrative expenses	1,437	1,441
Silver by-product credit	(12)	(18)
Share-based payment expense	90	410
All in sustaining cost	11,001	11,615
Gold sales (oz)	11,498	13,548
All in sustaining cost per ounce ($/oz)	956	857

Permitting and exploration expenses	41	47
Non-sustaining capital expenses	2,552	2,842
Total all in cost	13,594	14,504
Gold sales (oz)	11,498	13,548
All in cost per ounce ($/oz)	1,167	1,070

10.2 Average realised gold price per ounce
“Average realised price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average realised price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.
Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to March 31
	2016	2017
Revenue (IFRS)	13,423	16,449
Revenues from sales of silver	(12)	(18)
Revenues from sales of gold	13,411	16,431
Gold ounces sold (oz)	11,498	13,548
Average realised gold price per ounce (US$/oz)	1,182	1,213

10.3 Adjusted earnings per share
“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.
Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)
	3 Months to 31 March
	2016	2017
Profit attributable to owners of the Company (IFRS)	543	2,338
Add back/(deduct) amounts attributable to owners of the company in respect of:
Blanket Mine Employee Trust Adjustment	-	(70)
Foreign exchange	(28)	64
Deferred tax	909	464
Adjusted profit	1,424	2,796
Weighted average shares in issue (m)	52.2	52.8
Adjusted EPS (cents)	2.7	5.3

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.
12.	CRITICAL ACCOUNTING POLICIES
Caledonia's accounting policies are set out in the Audited Consolidated Financial Statements for the year ended December 31, 2016 (the Audited Consolidated Financial Statements”) which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.  Discussion of recently issued accounting pronouncements is set out in note 4(p) of the Audited Consolidated Financial Statements as at December 31, 2016.
Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:
i) Indigenisation transaction
The directors of CHZ, a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:
•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At March 31, 2017 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.
ii) Site restoration provisions
The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

(ii)	Functional and change in presentation currency
In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.
iv)	Exploration and evaluation (“E&E”) expenditure
The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.
v) Income taxes
Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision.  In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.
vi) Share-based payment transactions
The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss.  Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.
vii) Impairment
At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

13. FINANCIAL INSTRUMENTS
Commodity risk
Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein.  Caledonia does not use any financial instruments to manage its exposure to commodity risk. Caledonia will re-assess the requirement for any hedging in the context of, inter alia, the prevailing gold price and Blanket’s production rate and cash generation capacity.

Credit risk
The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before quarter end and VAT receivables. The amount due in respect of bullion sales was settled in April 2017; the VAT receivable is within the agreed terms of such refunds.
 Impairment losses
None of the trade and other receivables is past due at the period-end date.
Liquidity risk
All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months. The two-year term loan is repayable in equal quarterly instalment from April 2017 until October 2019.
Currency risk
A small proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the United States Dollar. The financial results and financial position of Caledonia are reported in United States dollars in the Audited Condensed Consolidated Interim Financial Statements.
The fluctuation of the United States dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.
Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.
Interest rate risk
Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing.  Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY
Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.
On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.
Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States Dollars as 1.125 United States cents.   A further quarterly dividend of 1.125 United States cents was paid at the end of April 2016.
On July 5, 2016 Caledonia announced a quarterly dividend of 1.375 United States cents per share, which was paid at the end of July 2016; further dividends of 1.375 United States cents were paid at the end of October 2016 and January and April 2017. The increased dividend represents Caledonia’s current dividend policy. It is currently envisaged that the dividend of 5.5 United States cents per annum will be maintained in 2017.

15.	MANAGEMENT
Subsequent to the appointment of Mr Mathews in May 2016 as Vice President, Exploration, Dr. Trevor Pearton stepped down in the Quarter as the Corporation’s qualified person and was replaced by Mr. Matthews.  Mr Mathews obtained a BSc (Hons) Geology degree at The University of Southampton, United Kingdom in 1990. He has twenty five years broad-based experience in the mineral exploration and mining industry in Africa, Australasia and East Asia ranging from grass roots exploration to resource definition drilling and mining.  Over the last 14 years his experience has been weighted towards GIS and database management, 3D geological modelling, resource evaluation and project management.
In January 2017 Adam Chester joined the management team as General Counsel, Company Secretary and Head of Risk and Compliance.   Mr Chester is a dual qualified lawyer (England and Jersey, Channel Islands) and previously worked as a solicitor of the Supreme Court of England and Wales at international law firms in the City of London and, more recently, as an advocate of the Royal Court of Jersey at an international offshore law firm in which he was a partner.  He has approximately 15 years’ experience advising businesses and individuals on a variety of commercial and corporate legal issues.

16.	SECURITIES OUTSTANDING
As at May 9, 2017 Caledonia had 52,787,428 common shares issued.
As at May 9, 2017, outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price	Expiry Date
	Canadian $
346,400	0.90	Sept 10, 2017
25,000	0.80	Oct 8, 2025
90,000	2.30	Oct 13,2021
461,400

Caledonia’s Omnibus Equity Incentive Compensation Plan (the “Plan”) allows that the number of shares reserved for issuance to participants under the Plan, together with Shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding Shares from time to time. Accordingly, Caledonia could grant Options on a further 4,817,343 shares at May 9, 2017.

17.	RISK ANALYSIS
The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Audited Consolidated Financial Statements.  Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.
•
Liquidity risk:  The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing.  Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

•
Exploration Risk:   The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5.  No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•
Development Risk:  The Company is engaged in development activities at Blanket Mine and the Satellite properties including the implementation of the Revised Plan as set out in section 4.9 of the MD&A.  Construction and development of projects are subject to numerous risks including:  obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support.  There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•
Production Estimates:  Estimates for future production are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

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Mineral Rights:  The Company’s existing licences and permits are in good standing.  The Company has to pay fees etc. to maintain its rights and licence.  No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.

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Metal Prices:  The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation.  Caledonia has adopted a strategy to limit the effect of adverse gold price movements.

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Increasing input costs:  Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

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Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

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Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure.  This has historically resulted in frequent interruptions to the power supply at Blanket Mine.  Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff.  The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties.

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Succession planning:  The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.  The Caledonia and Blanket management teams have recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

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Country risk: The commercial environment in which the Company operates is unpredictable.  Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of exchange to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets.  Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

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Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production has been sold to Fidelity.  Blanket has received all payments due from Fidelity in full and on time.  However the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity has failed to pay Blanket in the past.

18.	FORWARD LOOKING STATEMENTS
Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Revised Plan; costs associated with the LOM Plan; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital costs; our intentions with respect to financial position and third party financing; and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.
Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS
The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.
The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s DC&P as of March 31, 2017. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at March 31, 2017, the Company’s DC&P were effective.
The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The Board of Directors approves the audited financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and approves the interim financial statements with the Board of Directors approving the annual financial statements.
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at March 31, 2017.  Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as at March 31, 2017, the Company’s ICFR was effective.
There have been no changes in the Company’s internal control over financial reporting during the period year ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

20.	QUALIFIED PERSON
Paul Matthews (BSc (Hons) Geology) replaced Dr. Trevor Pearton in the Quarter as the Corporation’s qualified person as defined by NI 43-101.  Mr. Matthews is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Matthews has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.